 SEC 1746 (2-98)
               Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*



                          Allin Corporation ("ALLN")
-------------------------------------------------------------------------------
                               (Name of Issuer)



                    Common Stock, $.01 par value per share
-------------------------------------------------------------------------------
                            (Title of Class of Securities)



                                  019924 10 9
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                                (CUSIP Number)



James S. Kelly, Jr. 2406 Oak Hurst Court Murrysville, PA 15668; (724) 325-5650
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                August 13, 2000
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
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 CUSIP No. 019924 10 9
           -----------


        1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

        James S. Kelly, Jr.
        ------------------------------------------------------------------------


        2.   Check the Appropriate Box if a Member of a Group (See
             Instructions)

             (a)

             (b)

        3.   SEC Use Only

        4.   Source of Funds (See Instructions)          OO
                                                --------------------

        5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
                                -----

        6.   Citizenship or Place of Organization       USA
                                                  --------------------


 Number of              7.  Sole Voting Power           1,607,816
 Shares                                       ---------------------------
 Beneficially           8.  Shared Voting Power
 Owned by                                       -------------------------
 Each                   9.  Sole Dispositive Power      1,607,816
 Reporting                                         ----------------------
 Person                10.  Shared Dispositive Power
 With                                                --------------------


       11.   Aggregate Amount Beneficially Owned by Each Reporting Person
             1,607,816
             ------------------

       12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

            -------------------

       13.  Percent of Class Represented by Amount in Row (11)    23.12368%
                                                               -----------------


       14.  Type of Reporting Person (See Instructions)         IN
                                                        ------------------------
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Item 1.   Security and Issuer

The class of equity securities concerned is Common Stock. The issuer is Allin Corporation. The address of its principal executive offices is 381 Mansfield Avenue, Pittsburgh, PA 15220.


Item 2.   Identity and background

The name of the reporting person is James S. Kelly, Jr.  His address is 2406 Oak
Hurst Drive Murrysville, PA 15668.   Mr. Kelly has never been convicted in a
criminal proceeding, nor was he party to a civil proceeding for which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

Of Mr. Kelly's common stock, 942,141 shares were acquired August 13, 2000 as a result of the automatic conversion of 1,926 shares of Series E Convertible Redeemable Preferred Stock and accrued and unpaid dividends in Allin Corporation. The remainder of the shares were acquired in conjunction with the sale of Mr. Kelly's company, KC S Computer Services, to Allin prior to the August 13, 2000 transaction.

Item 4.   Purpose of the Transaction

See Item 3. Mr. Kelly has no plans or proposals with respect to the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer (except for sales under Rule 144); an extraordinary corporate transaction such as a merger, reorganization or liquidation involving the issuer or its subsidiaries, if any; a sale or transfer of a material amount of the assets of the issuer or any subsidiaries; any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies of the board; any material change in the present capitalization or dividend policy of the issuer; any other material change in the issuer's business or corporate structure; changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

     (a) Mr. Kelly is the holder of 1,607,816 shares of common stock, which represents 23.12368% of the total number of shares outstanding.

     (b) Mr. Kelly is the owner of 1,607,816 shares with sole voting and dispositive power.
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     (c)  On August 13, 2000, an automatic conversion took place with respect to
          1,926 shares of Series E Convertible Redeemable Preferred Shares of Allin Corporation and accompanying accrued and unpaid dividends. The shares were converted at a rate of $2.058931 per share.

     (d)  Inapplicable.

     (e)  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Inapplicable.

Item 7.   Material to be Filed as Exhibits

          Inapplicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date               September 5, 2000
          -------------------------------------------------


Signature          /s/ James S. Kelly, Jr.
          -------------------------------------------------


Name/Title         James S. Kelly, Jr.
          -------------------------------------------------